United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

Name of the Registrant: Tenet Healthcare Corporation

Name of persons relying on exemption: Rhia Ventures

Address of persons relying on exemption: 47 Kearny Street, San Francisco, CA 94108

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO:	Tenet Healthcare Corporation Shareholders
RE:	Item No. 5 (“Requesting a Report on Patients’ Right to Access Abortion in Emergencies”)
DATE:	May 8, 2023

CONTACT:	Shelley Alpern, Rhia Ventures at shelley<at>rhiaventures.org

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Rhia Ventures is not able to vote your proxies, nor does this communication contemplate such an event. Rhia Ventures urges shareholders to vote for Item No. 5 following the instructions provided on management's proxy mailing.

This communication has been prepared and submitted by Rhia Ventures on behalf of the proponent of this proposal, the Marguerite Casey Foundation. Rhia Ventures has been authorized to represent the Marguerite Casey Foundation on matters related to this proposal.

Addendum to Exempt Proxy Solicitation

Rhia Ventures previously filed an exempt solicitation on April 17, 2023 (https://tinyurl.com/2c749vvt) making the case for a “Yes” vote on Item No. 5 on Tenet’s 2023 proxy ballot which requests clarification regarding Tenet’s abortion policy, including emergency abortions.

To recap, the reasons for a “Yes” vote, explored in that filing, are:

●	Clear and transparent policies are necessary to ensure that patients and doctors fully understand Tenet’s policy regarding emergency abortions, and are necessary for investors to assess legal, reputational, market or financial risks that may extend from the Company’s policies.

●	Tenet Health operates in 19 states that have adopted various, inconsistent laws severely restricting access to abortion. Tenet Health is therefore experiencing new risk in its operations as a result of the patchwork of laws that its physicians and health care professionals must successfully navigate while providing care.

●	Tenet’s statement that it follows the Emergency Medical Treatment and Labor Act (EMTALA) is insufficient and may contradict its statement that some of its facilities adhere to “faith based commitments.”

Since that filing, there has been an important development in one of the cited examples, as well as new research, which further supports the necessity of the proposal.

Recent developments at non-Tenet hospitals demonstrate the danger both to hospitals and to their patients. In August of 2022, Mylissa Farmer experienced a severe emergency pregnancy complication 18 weeks into her pregnancy (https://tinyurl.com/3ryrj32v). Ms. Farmer was told by doctors at Freeman Hospital West in Joplin, Missouri that her pregnancy was not viable and she was at risk of infection, hemorrhaging, or even death. Despite these life threatening risks, she was denied treatment at Freeman. Ms. Farmer then drove 160 miles to the University of Kansas Health System in Kansas City, Kansas, where abortion is still legal. Doctors at the hospital agreed that her health was at risk, but again denied treatment. (https://tinyurl.com/3ryrj32v). Ms. Farmer and her partner wanted to be able to grieve the loss of their daughter but instead she explains that she had to seek care “with a baby dying inside me” (https://tinyurl.com/yfhmmshk).

Ms. Farmer was forced to drive for many more hours, across three states, before she was finally able to receive care in Illinois three days later. This delay meant that Ms. Farmer was now in labor and in severe pain, and was likely suffering from an infection. (https://tinyurl.com/3ryrj32v).

These denials resulted in investigations by the Centers for Medicare & Medicaid Services (CMS), an agency within the Department of Health and Human Services (HHS). On April 24, 2023, CMS announced that the two hospitals violated federal law when they “did not offer necessary stabilizing care to an individual experiencing an emergency medical condition, in violation of the Emergency Medical Treatment and Labor Act (EMTALA).” (https://tinyurl.com/bdeuehbc). In this announcement, HHS Secretary Xavier Becerra had a clear message for hospitals: “Today, we send a reminder to hospitals participating in Medicare: you are obligated under EMTALA to offer stabilizing care to patients who need emergency care, and we will not hesitate to enforce your obligations under the law.” (emphasis added). Id.

Ms. Farmer’s story is not unique in the post-Dobbs landscape where health care professionals are expressing confusion regarding what care they are legally required or prohibited to provide. HHS has made it clear that there is a legitimate risk to hospitals that do not follow EMTALA. It is vital that Tenet provide clarity regarding its emergency abortion policies to ensure that Tenet physicians and patients are informed and are confident in their ability to provide and receive proper care.

Hospitals and their clients are at risk due to unclear policies. A recent report found that when contacted by researchers, not one of thirty-seven Oklahoma hospitals providing obstetric care were able to articulate “clear, consistent policies for emergency obstetric care that support their clinicians’ ability to make decisions based solely on their clinical judgment and pregnant patients’ stated preferences and needs.” (https://tinyurl.com/4fbw6ez7). The report recommends that Oklahoma hospitals and health care professionals, “[b]uild knowledge and awareness of professional recommendations and guidance for providing abortion services.” Id. While it is unclear whether Tenet’s Oklahoma hospital facilities were contacted, the study nonetheless raises alarm bells about industry preparedness.

These recent developments build upon the reasons stated in our April 17, 2023 exempt solicitation describing how this proposal is necessary to mitigate legal, reputational, market and financial risk for Tenet Healthcare.

Vote “Yes” on this Shareholder Proposal No. 5.

For questions, please contact Shelley Alpern at shelley@rhiaventures.org.

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